September 29, 2010

Via Facsimile Transmission and Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Attn: Suying Li

Re:	Vaughan Foods, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 19, 2010 Form 10-Q for the Fiscal Quarter Ended June 30, 2010 Filed August 16, 2010 File No. 001-33446

           Vaughan Foods, Inc. (the “Company”) hereby responds to your comments regarding the Company’s filings in your letter dated September 21, 2010.

1.

Comment: We note that you have not included in your Form 10-K the quantitative information that you provided on page 26 of Form S-1/A filed June 6, 2007, where you quantify in a chart the volumes sold and prices of your products. Revise your filing to include this information for the periods presented in your financial statements, as we believe it is necessary for investors to understand your business. This information should also be provided in interim quarterly filings.

Response: Although the Company agrees with the Commission that the quantitative information provided on page 26 of Form S-1/A filed June 6, 2007 would provide some limited assistance to investors in obtaining a deeper understanding of the business, we do not agree that this information is necessary for investors to understand the business.

Disclosure of this information would expose the Company’s pricing strategies to competitors and ultimately be detrimental to investors. The Company is in an extremely competitive business with very thin margins and many of its competitors – many with far greater financial resources and market share – are not publicly traded or are divisions of publicly traded companies, and do not disclose similar information to the public. Accordingly, the Company would experience a material competitive disadvantage if it exposed such competitive, sensitive information to the public and its competitors do not disclose such information.

The Company’s Board of Directors elected to omit this information from filings beginning with its interim quarterly filing for the period ending June 30, 2007, filed on August 10, 2007, based on a careful analysis of the (a) limited benefit to investors, vs. (b)

Suying Li
United States Securities and Exchange Commission

the detriment to the Company if it does disclose such information. After disclosing this information in Form S-1/A filed in 2007, the Company experienced some very challenging financial conditions, which could have been partially due to the information provided to its competitors through its filings. The Board of Directors does not believe that weakening the Company’s competitive position in the interest of providing some additional limited operating information is prudent.

2.

Comment: You state in Note 7 of your financial statements that you received a waiver with regard to non-compliance with your debt covenants for your line of credit. Revise your MD&A disclosure to explain in detail your debt covenants for both your line of credit and your long-term debt, explaining when you were not in compliance with these covenants, the terms of the waivers you received, and the circumstances that would now trigger your debt to become due and payable as a result of non-compliance. This information should be updated quarterly.

Response: The Company agrees with the Commission and will file amendments to Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q for the Fiscal Quarter Ended June 30, 2010, with revisions containing additional information requested by the Commission.

In responding to your comments, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings named above;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Vaughan Foods, Inc.

/s/ Herbert B. Grimes
Herbert B. Grimes
Chairman and Chief Executive Officer

/s/ Gene P. Jones
Gene P. Jones,
Secretary, Treasurer and Chief Financial Officer